  EXHIBIT 99.5

Empower Clinics Reports Q2 2022 Results

80% year over year increase in revenue and positive net income in Q2 2022

VANCOUVER, B.C.: November 2nd, 2022 – EMPOWER CLINICS INC (CSE:CBDT) (Frankfurt:8EC)(OTCQB:EPWCF) (“Empower Clinics” or the “Company”), an integrated healthcare company – serving patients through medical centers, telemedicine platforms, a medical device company, and a high complexity medical diagnostics laboratory – announced today it has filed today its unaudited condensed interim consolidated financial statements and related Management’s Discussion and Analysis for the three and six months ended June 30, 2022, both of which are available at www.SEDAR.com. All financial information in this press release is reported in United States dollars, unless otherwise indicated.

“With strong revenue growth and positive net income, this is exactly the type of quarter that we need to deliver for our shareholders,” said Steven McAuley, Chairman and CEO of Empower Clinics. “Our COVID-19 testing solutions and centres received full certification and launched services early in Q2, making us the first fully certified solution in the Vancouver waterfront area. In partnership with CERES Terminals, we served thousands of cruise ship travellers as well as tour operators and tourists. We also saw continued healthy sales of MediSure Canada solutions that was buoyed in part by the launch of the first Health Canada approved At-Home Vitamin D testing kit. We introduced MediSure Labs as a rebrand of our medical laboratory business in the U.S., reduced operating costs and launched a search for a new and experienced leadership team to leverage our state-of-the-art facility. The Medi-Collective is continuing its efforts to recruit doctors and paramedical professionals to launch new and complimentary integrated healthcare solutions.”

Q2 2022 Highlights

•	Total revenues from continuing operations of $1,553,980 for Q2 2022 compared to revenues of $861,826 for Q2 2021, representing an 80% increase year over year. The increase in revenue is primarily attributed to the launch of Empower Clinic’s COVID-19 testing clinics for cruise ship passengers.

•	Gross margin from continuing operations of 47% for Q2 2022, compared to 4% in Q2 2021, representing a 43% increase.

•	Net income from continuing operations of $2,165,855 or $0.01 per share compared to a net loss from continuing operations of $412,209 or $(0.00) per share for Q2 2021. The net income was primarily driven by a non-cash gain on the fair value adjustment related to the Company’s conversion feature and warrant liability outstanding that were impacted by the significant depreciation of the Company’s share price (a key input in determining the fair value).

•	Cash at June 30, 2022 of $793,935, compared to cash of $866,170 at December 31, 2021.

•	Cash used in operating activities of continuing operations was $1,624,449 for Q2 2022, compared to $395,417 for Q2 2021.

1

Recent Highlights Subsequent to period ended June 30, 2022

•	MediSure Canada: The medical device company launched its new MediSure Empower Blood Glucose Monitor (BGM) with pre-launch orders secured from pharmacies and distributors

•	Resignation of Chief Financial Officer (CFO): Jennifer Archibald, CFO, resigned on July 22 due to personal reasons.

Financial Summary

$, except where noted	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Total revenues	1,553,980	861,826	2,660,930	2,820,628
Direct clinic expenses	(819,568)	(831,594)	(1,691,647)	(1,573,961)
Loss from operations	(1,236,941)	(1,373,941)	(2,853,129)	(2,478,387)
Net income (loss) from continuing operations	2,165,855	(412,209)	(133,070)	(25,340,472)
Adjusted EBITDA loss	(1,009,382)	(1,033,225)	(2,248,857)	(1,581,015)
Net income (loss) per share, continuing operations, basic and diluted	0.01	(0.00)	(0.00)	(0.08)

Financial Performance

As part of total revenues, revenues from the Health & Wellness segment for Q2 2022 were $233,420, compared to Q2 2021 revenues of $261,815. This decrease over prior year period is attributable to less generated revenues from Medi-Collective’s clinics.

Diagnostics & Technology revenue includes the sale of MediSure products and COVID-19 testing conducted by Kai Medical Laboratory and Empower Clinics. Diagnostics & Technology revenue for Q2 2022 was $1,320,560, with 64% attributable to COVID-19 testing, compared to Q2 2021 revenues of $600,011. This increase over prior year period is attributable to the launch of the Company’s COVID-19 testing solutions for cruise travel passengers in Vancouver, Canada.

Direct expenses excluding depreciation and amortization for Q2 2022 were $819,568 compared to Q2 2021 direct clinic expenses of $831,594, which was consistent period over period.

Loss from operations for Q2 2022 was $1,236,941, compared to $1,374,941 in Q2 2021. This decrease in loss from prior year period was attributed to an increase in total revenue, partially offset by additional expenses related to insurance, travel and recruitment expenses.

Net income from continuing operations for Q2 2022 was $2,165,855, compared to net loss in Q2 2021 of $412,209. The net income over prior year period net loss is primarily attributed to the change in the fair value of the warrant liability and the change in fair value of conversion features in accordance with IFRS, which resulted from changes in the Company’s share price during the period.

2

Adjusted EBITDA is a non-GAAP financial measure that is calculated as income (loss) from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, and gain or loss from changes in fair value of warrant liability. Adjusted EBITDA loss in Q2 2022 was $1,009,382 compared to $1,033,225 in Q2 2021. Adjusted EBITDA is a metric used by management to monitor the Company’s revenues compared to its cash operating costs in an effort to trend toward improved profitability and is not a measure of financial performance under IFRS.

During Q2 2022, the Company used $1,624,449 of cash for operating activities from continuing operations. The Company invested cash of $8,444 for the purchase of furniture and equipment and used $217,286 of cash in financing activities for lease payments and repayments of loans and notes payable.

Please refer to the Company’s condensed interim consolidated financial statements, related notes and accompanying Management’s Discussion and Analysis for a full review of the operations.

About Empower

Empower is an integrated healthcare company that provides body and mind wellness for patients through its clinics, with digital and telemedicine care, and world-class medical diagnostics laboratories. Supported by an experienced leadership team, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

CONTACTS:

Investors	Tamara Mason	Steven McAuley
	Business Development & Communications	CEO
	1-855-855-9058	1-855-855-9058
	t.mason@empowerclinics.com	s.mcauley@empowerclinics.com

3

DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” or “forward-looking information” (collectively “forward looking statements”) within the meaning of applicable Canadian securities laws. Statements other than statements of historical fact are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release, and include statements regarding the Company’s ability to positively impact the integrated health of its patients while simultaneously providing long term value for shareholders. Forward-looking statements can frequently be identified by words such as “plans”, “continues”, “expects”, “projects”, “intends”, “believes”, “anticipates”, “estimates”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including: that the Company’s products may not work as expected; that the Company may not be able to maintain or expand its current COVID-19 testing; that legislative changes may have an adverse effect on the Company’s business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; that general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with any proposed transactions; and other factors beyond the Company’s control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

4